SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number 1-14858

CGI Group Inc.

(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West

7th Floor

Montréal, Québec

Canada H3A 2M8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

Enclosure: Material Change Report dated August 21, 2012 filed with the Quebec Autorité des marchés financiers and other Canadian securities regulatory authorities relating to the announcement of the completion of the acquisition of Logica PLC dated August 20, 2012.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 , 333-112021, 333-146175, and 333-177013.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

CGI Group Inc. (“CGI”)

1130 Sherbrooke Street West, 7th Floor

Montréal, Québec

H3A 2M8

Item 2	Date of Material Change

August 20, 2012

Item 3	News Release

A news release disclosing the nature and substance of the material change was issued by CGI on August 20, 2012 via Marketwire.

Item 4	Summary of Material Change

On August 20, 2012, CGI completed its acquisition of Logica plc (“Logica”) for 105 pence per ordinary share for a total purchase price of £1.7 billion (C$2.7 billion) plus the assumption of Logica’s net debt of £322 million (C$499 million) based on Logica’s December 31, 2011 financial statements.

As a result of the completion of the Logica acquisition, the 46,707,146 subscription receipts that were issued to Caisse de dépôt et placement du Québec (“CDP”) on May 31, 2012 were automatically exchanged into new Class A subordinate voting shares in CGI (“Class A Shares”) as of August 20, 2012.

Item 5	Full Description of Material Change

On August 20, 2012, CGI completed its acquisition of Logica for 105 pence per ordinary share for a total purchase price of £1.7 billion (C$2.7 billion) plus the assumption of Logica’s net debt of £322 million (C$499 million) based on Logica’s December 31, 2011 financial statements.

The cash acquisition of all the issued and to be issued ordinary shares of Logica was effected by means of Court sanctioned scheme of arrangement in the United Kingdom. Logica shareholders had voted 99.54% in favour of CGI’s offer at a general shareholders meeting held in London on July 16, 2012. Conditions to the transaction were satisfied and all required regulatory approvals were received.

The combined company has approximately 72,000 professionals in more than 40 countries and pro forma annual revenue of C$10.4 billion.

As a result of the completion of the Logica acquisition, the 46,707,146 subscription receipts that were issued to CDP on May 31, 2012 were automatically exchanged into new Class A Shares as of August 20, 2012.

As contemplated in the subscription agreement dated May 31, 2012, CGI and CDP entered into a registration rights agreement dated August 20, 2012 which provides, among other things, that CDP will have the right, as long as it beneficially owns or exercises control or direction over 15% or more of the outstanding Class A Shares, to recommend to CGI one nominee to be part of any slate proposed by CGI and included in a proxy circular relating to the election of directors of CGI, provided that the CDP nominee shall have no material relationship with CGI or CDP, that he/she shall be eligible to serve as a director under CGI’s articles and laws of incorporation and that his/her nomination shall be subject to a favourable recommendation of CGI’s Corporate Governance Committee.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Benoit Dubé

Executive Vice-President and Chief Legal Officer

Tel: (514) 841-3244

Item 9	Date of Report

August 21, 2012

[TRANSLATION]

THIS REGISTRATION RIGHTS AGREEMENT is made as of August 20, 2012

BETWEEN:	CGI GROUP INC., a corporation existing under the laws of Québec;

AND:	CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC, existing under the Act respecting the Caisse de dépôt et placement du Québec (Québec).

WHEREAS the Parties (as such term and other capitalized terms used in the recitals to this Agreement are defined herein) desire to enter into this Agreement to provide, inter alia, each Holder with the registration rights set forth in this Agreement with respect to the Registrable Securities held by each Holder for distribution under applicable Securities Laws in such manner as each Holder may designate on the terms and subject to the conditions of this Agreement;

NOW THEREFORE in consideration of the premises and the mutual covenants and agreements herein contained the sufficiency of which is hereby acknowledged by each of the Parties, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, the following terms have the following meanings:

“Affiliates” has the meaning ascribed thereto in National Instrument 45-106 Prospectus and Registration Exemptions;

“Board” means the Corporation’s Board of Directors;

“Business Day” means any day, other than a Saturday, Sunday or civic or statutory holiday in the Province of Québec;

“CDPQ” means the Caisse de dépôt et placement du Québec;

“CDPQ Nominee” has the meaning ascribed thereto in Section 4.1(1);

“Corporation” means CGI Group Inc.;

“Demand Registration” has the meaning ascribed thereto in Section 2.1(1);

“Distribution” means a distribution of Shares to the public by way of a Prospectus under applicable Securities Laws in any applicable jurisdiction in Canada;

“Exempted Sale” has the meaning ascribed thereto in Section 2.3;

“Expenses” has the meaning ascribed thereto in Section 2.6;

“Governmental Authority” means a court or governmental authority, ministry, department, commission, board, bureau, agency or instrumentality of Canada, or of any province, state, territory, country, municipality, region or other political jurisdiction whether domestic or foreign and whether now or in the future constituted or existing having or purporting to have jurisdiction over the business conducted by any of the Parties;

“Holders” means CDPQ or any of its permitted assignees or transferees that is, at the relevant time, a holder of any Registrable Securities;

“Indemnified Party” has the meaning ascribed thereto in Section 3.3;

“Indemnifying Party” has the meaning ascribed thereto in Section 3.3;

“Initiating Holder” has the meaning ascribed thereto in Section 2.1(1);

“Misrepresentation” has the meaning ascribed thereto in the Securities Act;

“Parties” means the Corporation, the Holders and their respective successors and permitted assigns;

“Person” means any individual, corporation, limited partnership, general partnership, joint stock company, limited liability corporation, joint venture, association, syndicate, sole proprietorship, company, trust, trustee, executor, administrator or other legal personal representative, bank, trust company, pension fund, business trust or other organization, whether or not a legal entity, and any Governmental Authority;

“Piggy-Back Notice” has the meaning ascribed thereto in Section 2.2;

“Piggy-Back Registration” has the meaning ascribed thereto in Section 2.2;

“Prospectus” means a “prospectus” or “ preliminary prospectus” as those terms are used in the Securities Act, including any amendment or supplement thereto;

“Prospectus Requirements” means the requirement to prepare and obtain a receipt for a Prospectus in connection with a distribution of securities pursuant to section 11 of the Securities Act and the equivalent requirements under other Securities Laws;

“Registrable Securities” means:

(a)	any Shares beneficially owned or over which control or direction is exercised by a Holder, including Shares acquired by, or issued to, a Holder on the date hereof or after the date hereof; and

(b)	any Shares issued or issuable in respect of Shares referred to in paragraph (a) of this definition to a Holder in connection with share splits, share dividends, share reclassifications, recapitalizations or other similar events;

and as to any particular Registrable Securities, such Shares shall cease to be Registrable Securities when they have been distributed to the public pursuant to a Distribution or sold to the public through a broker, dealer, or market maker in compliance with applicable Securities Laws;

“Responding Holder” has the meaning ascribed thereto in Section 2.2;

“Securities Act” means the Securities Act (Québec), as it may be amended from time to time, and any successor legislation;

“Securities Laws” includes the Securities Act and any other similar legislation in any other province or territory of Canada in which the Corporation is or becomes a reporting issuer or the equivalent;

“Securities Regulators” has the meaning ascribed thereto in Schedule “A”;

“Selling Persons” has the meaning ascribed thereto in Schedule “A”;

“Shares” means the Class A subordinate voting shares in the capital of the Corporation;

“Shareholders” means at any time the holders at that time of one or more Shares or Class B shares (multiple voting) in the capital of the Corporation, as shown on the register of such holders maintained by the Corporation;

“subsidiary” has the meaning ascribed thereto in the Securities Act (Québec); and

“Successor” has the meaning ascribed thereto in Section 5.3(1).

1.2	References to Holders

In this Agreement, references to a “Holder” include any Affiliates of such Holder for purposes of determining if such Holder acquires, is issued, holds, beneficially owns, or exercises control or direction over Shares or Registrable Securities and the number of Shares or Registrable Securities so acquired, issued, held, beneficially owned, or over which control or direction is exercised by such Holder.

1.3	Interpretation Not Affected by Headings, Etc.

The division of this Agreement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and should not affect the construction or interpretation of this agreement. Unless otherwise indicated, all references to an “Article” or “Section” followed by a number and/or a letter refer to the specified Article or Section of this Agreement. The terms “this Agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion of this Agreement and include any agreement or instrument supplementary or ancillary to this Agreement.

1.4	Interpretation

Words importing a singular number only shall include the plural and vice versa. Words importing gender shall include all genders. Where the word “including” or “includes” is used in this Agreement it means “including without limitation” or “includes without limitation”, respectively. Any reference to any document shall include a reference to any schedule, amendment or supplement thereto or any agreement in replacement thereof, all as permitted under such document.

1.5	Date for any Action

If any date on which any action is required to be taken under this Agreement is not a Business Day, the action shall be required to be taken on the next succeeding Business Day.

1.6	Calculation of Time

In this Agreement, unless otherwise specified, a period of days shall be deemed to begin on the first day after the event that began the period and to end at midnight (Montréal time) on the last day of the period, except that if the last day of the period does not fall on a Business Day, the period shall terminate at midnight (Montréal time) on the next succeeding Business Day.

1.7	Time of the Essence

Time is and shall remain of the essence of this Agreement.

1.8	Schedule

The recitals to this Agreement and the following schedule(s) form an integral part of this Agreement:

Schedule	“A” — Registration Procedures

ARTICLE 2

REGISTRATION RIGHTS

2.1	Demand Registration Rights

(1)	A Holder of Registrable Securities (the “Initiating Holder”) may, at any time and from time to time, provided that at such time such Holder shall beneficially own or exercise control or direction over 20% or more of all outstanding Shares, require the Corporation to file one or more Prospectuses and take such other steps as may be reasonably necessary to facilitate a secondary offering in Canada of all or any portion of the Shares held by such Initiating Holder (the “Demand Registration”), by giving written notice of such Demand Registration to the Corporation. The Corporation shall, subject to applicable Securities Laws, use its commercially reasonable efforts to file one or more Prospectuses under applicable Securities Laws in order to permit the Distribution of all or any portion of the Initiating Holder’s Registrable Securities requested to be included in such Demand Registration. The Parties shall cooperate in a timely manner in connection with such disposition and the procedures in Schedule “A” shall apply.

(2)	The Corporation shall not be obliged to effect:

(a)	more than two (2) Demand Registrations by any Holder in any 12-month period or more than four (4) Demand Registrations in the aggregate;

(b)	a Demand Registration in the event the Corporation determines in good faith that:

(i)	either (A) the effect of the filing of a Prospectus could impede the ability of the Corporation to consummate a significant transaction (including, without limitation, a financing, an acquisition, a restructuring or a merger) or proceed with or continue negotiations or discussions in relation thereto, or (B) there exists at the time material non-public information relating to the Corporation the disclosure of which would be adverse to the Corporation; and

(ii)	that it is therefore in the best interests of the Corporation to defer the filing of a Prospectus at such time;

in which case the Corporation’s obligations under this Section 2.1 shall be deferred for a period of not more than 90 days from the date of receipt of the request of an Initiating Holder;

(c)	a Demand Registration in respect of a number of Shares that is expected to result in gross proceeds of less than CDN$250,000,000; or

(d)	a Demand Registration before the 90th day following the date on which a receipt was issued to the Corporation with respect to any (final) Prospectus filed by the Corporation.

(3)	Any request by the Initiating Holder pursuant to Section 2.1(1) hereof shall:

(a)	specify the number of Shares which such Initiating Holder intends to offer and sell;

(b)	express the intention of such Initiating Holder to offer or cause the offering of such Shares;

(c)	describe the nature or methods of the proposed offer and sale thereof and the provinces and territories of Canada in which such offer shall be made;

(d)	contain the undertaking of such Initiating Holder to provide all such information regarding its holdings and the proposed manner of distribution thereof as may be required in order to permit the Corporation to comply with all applicable Securities Laws; and

(e)	specify whether such offer and sale shall be made by an underwritten public offering.

(4)	In the case of an underwritten public offering initiated pursuant to this Section 2.1, the Initiating Holder shall have the right to select the managing underwriter or underwriters of such Registrable Securities, provided, however, that such selection shall also be reasonably satisfactory to the Corporation. The Corporation shall have the possibility to retain counsel of its choice to assist it in fulfilling its obligations under this Article 2.

(5)	The Corporation shall have the right to include, in any Demand Registration, Shares or other securities which are not Registrable Securities representing up to 15% of the number of Registrable Securities subject to such Demand Registration, provided that, if the managing underwriter or underwriters shall impose a limitation on the number of Shares or on the number or kind of other securities which may be included in any such Distribution because, in its or their reasonable judgment, such Registrable Securities may not be sold in an orderly manner within a price range reasonably acceptable to the Initiating Holder, such Distribution shall be comprised of Shares selected pro rata among the Initiating Holder and the Corporation based upon their relative proportionate total number of Shares or Registrable Securities requested to be included in the Distribution (representing up to 15% of the total number of Registrable Securities subject to the Demand Registration in the case of the Corporation).

(6)	In the case of an underwritten offering, an Initiating Holder may participate in the negotiations of the terms of any underwriting agreement. An Initiating Holder’s participation in, and the Corporation’s completion of, the underwritten offering is conditional upon the Initiating Holder agreeing that the terms of any underwriting agreement are satisfactory to it, in its sole discretion.

2.2	Piggy-Back Registration Rights

If the Corporation proposes to make a Distribution for its own account or if an existing Shareholder proposes to make a Distribution through a secondary offering, the Corporation shall, at that time, promptly give the Holders of Registrable Securities written notice of such proposed Distribution (the “Piggy-Back Notice”). Upon the written request of any Holder of Registrable Securities given within five (5) Business Days after mailing of the Piggy-Back Notice, provided that at the time it receives the Piggy-Back Notice such Holder beneficially own or exercises control or direction over 15% of the outstanding Shares (the “Responding Holder”), the Corporation shall use reasonable commercial efforts to, in conjunction with the proposed Distribution, cause to be included in such Distribution all of the Shares that such Responding Holders have requested to be included in such Distribution pursuant to applicable Securities Laws, up to a maximum of 15% of the Shares to be offered in such Distribution, prorated, as required, among Responding Holders on the basis of the number of Registrable Securities held by each such Holder (the “Piggy-Back Registration”), provided that, if the managing underwriter or underwriters shall impose a limitation on the number of Shares or on the number or kind of other securities which may be included in any such Distribution because, in its or their reasonable judgment all of the Shares that the Corporation proposes to include in such Distribution may not be sold in an orderly manner within a price range reasonably acceptable to the Corporation, such Distribution shall be comprised of Shares and Registrable Securities selected pro rata among the Responding Holder and the Corporation based upon their relative proportionate total number of Shares and Registrable Securities requested to be included in the Distribution (representing up to 15% of the total number of Shares to be offered in the Distribution in the case of the Responding Holder).

2.3	Exempted Sales of Registrable Securities

The Corporation shall, in connection with any sale by Holders of Registrable Securities in Canada under an exemption from the Prospectus Requirements or in the United States under Rule 144A under the United States Securities Act of 1933 (an “Exempted Sale”), at the expense of such Holders:

(a)	use its commercially reasonable efforts to assist any Holder and its representatives in the preparation of documentation (including any offering memorandum) required in order to effect such Exempted Sale; and

(b)	subject to the entering into of a confidentiality and standstill agreement on customary terms, allow any prospective buyer of Registrable Securities pursuant to such Exempted Sale, to conduct reasonable due diligence on the Corporation and, without limiting the generality of the foregoing, make available its senior management and use its commercially reasonable efforts to make available its auditors and its legal counsel to answer any questions in one or more due diligence sessions.

2.4	Distribution in the United States

If the Corporation proposes to file a registration statement for the distribution of Shares to the public in the United States, the Parties shall, prior to such distribution taking place, supplement this Agreement so as to provide Holders of Registrable Securities with registration rights enabling distribution of Shares to the public in the United States that are substantially equivalent to the registration rights provided under this Agreement, including, without limitation, demand registration rights and piggy-back registration rights upon terms and conditions substantially equivalent to the terms and conditions set forth in Sections 2.1 and 2.2, respectively, and provisions relating to payment of expenses and indemnification upon terms and conditions substantially equivalent to the terms and conditions set forth in Section 2.6 and Article 3, respectively.

2.5	Withdrawal of Registrable Securities

Any Initiating Holder or Responding Holder shall have the right to withdraw its request for inclusion of its Registrable Securities in any Distribution pursuant to Section 2.1 or 2.2 by giving written notice to the Corporation of its request to withdraw; provided, however, that:

(a)	such request must be made in writing; and

(b)	such withdrawal shall be irrevocable and, after making such withdrawal, the Holder of Registrable Securities shall no longer have any right to include its Registrable Securities in the Distribution pertaining to which such withdrawal was made;

provided that if an Initiating Holder or Responding Holder withdraws all of its Registrable Securities from a Demand Registration or a Piggy-Back Registration in accordance with this Section 2.5 prior to the execution of an enforceable bought deal letter or underwriting agreement and prior to the filing of a preliminary Prospectus in connection therewith, such Initiating Holder or Responding Holder shall be deemed to not have initiated or participated in such Demand Registration or Piggy-Back Registration, as applicable, including, without limitation, for purposes of the number of Demand Registrations that the Corporation shall be obliged to effect pursuant to paragraph 2.1(2)(a).

2.6	Expenses

(1)	In the case of a Demand Registration under Section 2.1, all expenses incident to the Corporation’s performance of or compliance with such Section 2.1, including, without limitation, (i) Securities regulators, Canadian and United States stock exchange registration listing and filing fees, (ii) fees and expenses of compliance with Securities Laws, (iii) printing and copying expenses, (iv) messenger and delivery expenses, (v) expenses incurred in connection with any road show, (vi) reasonable fees and disbursements of one Canadian counsel and one U.S. counsel to the Corporation and one Canadian counsel and one U.S. counsel to the Initiating Holder or Responding Holder, as the case may be, (vii) fees and disbursements of all independent public accountants (including the expenses of any audit and/or “comfort” letter) and fees and expenses of any other special experts retained by the Corporation, (viii) translation expenses, and (ix) subject to Section 2.6(2), any other fees and disbursements of underwriters customarily paid by issuers or sellers of Securities (all such expenses being herein called “Expenses”) shall be borne by the Initiating Holder, unless the Corporation sells Shares as part of the Demand Registration, in which case the Expenses shall be borne by the Initiating Holder and the Corporation in proportion to the gross proceeds received by each such Person from the Distribution. For greater certainty, in the event of any withdrawal by the Initiating Holder in circumstances where a Distribution of Shares does not otherwise occur pursuant to the Prospectus prepared at the initial request of the Initiating Holder, the Initiating Holder shall continue to be responsible for the applicable Expenses.

(2)	In the case of a Piggy-Back Registration pursuant to Section 2.2 in connection with which the Corporation participates, the Expenses shall be paid by the Corporation, the Responding Holders in proportion to the gross proceeds received by each such Person from the Distribution.

(3)	The Initiating Holder or Responding Holder, as the case may be, will pay all underwriting discounts and commissions and any transfer taxes (“Selling Expenses”) attributable to the Registrable Securities to be sold by such Initiating Holder or Responding Holder, in proportion to the gross proceeds received by each such Initiating Holder or Responding Holder from any Demand Registration or Piggy-Back Registration, as the case may be, and the Corporation will pay all Selling Expenses attributable to the Shares to be sold by the Corporation, if any, in proportion to the gross proceeds received by the Corporation from any Demand Registration or Piggy-Back Registration, as the case may be.

(4)	The Corporation shall, in any event, pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties).

ARTICLE 3

INDEMNIFICATION

3.1	Indemnification by the Corporation

In connection with any Demand Registration and Piggy-Back Registration, the Corporation shall indemnify and hold harmless the Initiating Holder and the Responding Holder, as the case may be, their Affiliates, and each of their respective directors and officers and any underwriters acting on behalf of the Corporation, the Initiating Holder or the Responding Holder in connection with any such Demand Registration or Piggy-Back Registration from and against any loss (excluding loss of profits), liability, claim, damage and expense whatsoever, including any amounts paid in settlement of any investigation, litigation, proceeding or claim, joint or solidary, as incurred, arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in any Prospectus (or any amendment thereto) covering Registrable Securities, including all documents incorporated therein by reference, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading, in the light of the circumstances under which they were made, provided that the Corporation shall not be liable under this Section 3.1 for any settlement of any action effected without its written consent, which consent shall not be unreasonably withheld or delayed, and provided, further, that the indemnity provided for in this Section 3.13.1 shall not apply to any loss, liability, claim, damage or expense to the extent arising out of an untrue statement or omission or alleged untrue statement or omission (i) made in reliance upon and in conformity with written information furnished to the Corporation by the Initiating Holder, the Responding Holder or such underwriter, as the case may be, in writing expressly stating that such information is being provided by the Initiating Holder, the Responding Holder or such underwriter, as the case may be, for use in the Prospectus, or (ii) contained in any Prospectus if such underwriter failed to send or deliver a copy of the Prospectus to the Person asserting such losses, liabilities, claims, damages or expenses on or prior to the delivery of written confirmation of any sale of securities covered thereby to such Person in any case where such Prospectus corrected such untrue statement or omission. Any amounts advanced by the Corporation to an Indemnified Party pursuant to this Section 3.1 as a result of such losses shall be returned to the Corporation if it is finally determined by such a court in a judgment not subject to appeal or final review that such Indemnified Party was not entitled to indemnification by the Corporation.

3.2	Indemnification by the Initiating Holder and the Responding Holder

In connection with any Demand Registration or Piggy-Back Registration, the Initiating Holder or, as the case may be, each Responding Holder, on a several (not solidary) basis and with respect to itself only, shall indemnify and hold harmless the Corporation and each of the Corporation’s directors and officers from and against any loss (excluding loss of profits), liability, claim, damage and expense whatsoever, including any amounts paid in settlement of any investigation, litigation, proceeding or claim, joint or solidary, as incurred, arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in any Prospectus (or any amendment thereto) covering Registrable Securities, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading, in the light of the circumstances under which they were made, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Prospectus (or any amendment thereto) included in reliance upon and inconformity with written information furnished to the Corporation by the Initiating Holder or the Responding Holder, as the case may be, in writing expressly stating that such information is being provided by the Initiating Holder or the Responding Holder, as the case may be, for use in the Prospectus (or any amendment thereto); provided that the Initiating Holder or the Responding Holder, as the case may be, shall not be liable under this clause for any settlement of any action effected without its written consent, which consent shall not be unreasonably withheld or delayed; provided further that the indemnity provided for in this Section 3.2 shall not apply to any loss, liability, claim, damage or expense to the extent arising out of an untrue statement or omission or alleged untrue statement or omission contained in any Prospectus if the Corporation failed to send or deliver a copy of the Prospectus to the Person asserting such losses, liabilities, claims, damages or expenses on or prior to the delivery of written confirmation of any sale of Securities covered thereby to such Person in any case where such Prospectus (or any amendment or supplement thereto) corrected such untrue statement or omission. Any amounts advanced by the Initiating Holder or the Responding Holder to an Indemnified Party pursuant to this Section 3.2 as a result of such losses shall be returned to the Initiating Holder or the Responding Holder, as the case may be, if it is finally determined by such a court in a judgment not subject to appeal or final review that such Indemnified Party was not entitled to indemnification by the Initiating Holder or the Responding Holder, as the case may be.

3.3	Defense of the Action by the Indemnifying Parties

Each party entitled to indemnification under this Article 3 (the “Indemnified Party”) shall give notice to the party required to provide indemnification (the “Indemnifying Party”) promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, but the omission to so notify the Indemnifying Party shall not relieve it from any liability which it may have to the Indemnified Party pursuant to the provisions of this Article 3 except to the extent of the actual damages suffered by such delay in notification. The Indemnifying Party shall assume the defense of such action, including the employment of counsel to be chosen by the Indemnifying Party to be reasonably satisfactory to the Indemnified Party, and payment of expenses. The Indemnified Party shall have the right to employ its own counsel in any such case, but the legal fees and expenses of such counsel shall be at the expense of the Indemnified Party, unless (i) the employment of such counsel shall have been authorized in writing by the Indemnifying Party in connection with the defense of such action, (ii) the Indemnifying Party shall not have employed counsel to take charge of the defense of such action, or (iii) the Indemnified Party shall have reasonably concluded that there may be defenses available to it or them which are different from or additional to those available to the Indemnifying Party, or that representation of the Indemnified Person and the Indemnifying Party by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which cases the Indemnifying Party shall not have the right to direct the defense of such action on behalf of the Indemnified Party); in any of which events such fees and expenses shall be borne by the Indemnifying Party. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation.

3.4	Contribution

If the indemnification provided for in this Article 3 is un available to a party that would have been an Indemnified Party under this Article 3 in respect of any losses, liabilities, claims, damages and expenses referred to herein, then each party that would have been an Indemnifying Party hereunder shall, in lieu of indemnifying such Indemnified Party, contribute to the amount paid or payable by such Indemnified Party as a result of such losses, liabilities, claims, damages and expenses in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and such Indemnified Party on the other in connection with the statement or omission which resulted in such losses, liabilities, claims, damages and expenses, as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Indemnifying Party or such Indemnified Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Corporation, the Initiating Holder and the Responding Holder agree that it would not be just and equitable if contribution pursuant to this Section 3.4 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 3.4.

3.5	Person Guilty of Misrepresentation

No Person guilty of misrepresentation (within the meaning of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such misrepresentation.

3.6	Limitation on Indemnification by the Initiating Holder and the Responding Holder

Notwithstanding any provision of this Agreement or any other agreement, in no event shall the Initiating Holder and the Responding Holder be liable for indemnification hereunder for an amount greater than the net amount of proceeds that the Initiating Holder or the Responding Holder, as the case may be, received in any particular Distribution in which its Registrable Securities were sold.

ARTICLE 4

COVENANTS OF THE CORPORATION

4.1	Board Nomination Rights

(1)	For the duration of this Agreement, CDPQ shall have the right, pursuant to the terms and subject to the conditions of this Article 4 and applicable Securities Laws, to recommend to the Corporation one (1) nominee (the “CDPQ Nominee”) to be part of any slate proposed by the Corporation and included in a management information circular of the Corporation relating to the election of directors of the Corporation, provided that:

(a)	the CDPQ Nominee shall have no material relationship (as such term is used in National Instrument 52-110 Audit Committees) with the Corporation nor with CDPQ, and shall not, for greater certainty, be an employee or director of CDPQ;

(b)	the CDPQ Nominee shall be eligible to serve as a director of the Corporation under the Business Corporations Act (Québec) and the Corporation’s articles;

(c)	the nomination of the CDPQ Nominee shall be subject to a favourable recommendation of the Corporation’s Corporate Governance Committee, acting reasonably and taking into account the profile and expertise desired for “independent” directors of the Corporation;

(d)	the CDPQ Nominee may be one of the current “independent” directors of the Corporation; and

(e)	CDPQ’s right to nominate the CDPQ Nominee shall terminate upon such time as CDPQ does not beneficially own or exercise control or direction over, in the aggregate, 15% or more of the outstanding Shares.

(2)	The Corporation shall notify CDPQ of its intention to hold an annual meeting of Shareholders at least 45 days prior to the mailing of the management information circular of the Corporation in respect of such annual meeting, provided that CDPQ may notify the Corporation of its recommendation for the CDPQ Nominee pursuant to Section 4.1(1) at any time but not less than 15 days prior to the date of such mailing.

(3)	Subject to the conditions set forth this Article 4, before the first annual meeting of Shareholders following the date of this Agreement, or if the individual recommended as CDPQ Nominee ceases to be a director of the Corporation or if there is otherwise a vacancy in respect of the CDPQ Nominee, CDPQ shall be entitled to recommend, and the Corporation shall promptly appoint to the Board, an individual as CDPQ Nominee to hold office for a term expiring on the close of the next annual meeting of Shareholders.

4.2	Listing of Shares

The Corporation shall maintain the listing of the Shares on the Toronto Stock Exchange and the New York Stock Exchange, and make, on a timely basis, all filings prescribed under applicable Securities Laws and United States securities laws and under the rules of the Toronto Stock Exchange and of the New York Stock Exchange.

ARTICLE 5

GENERAL

5.1	Severability

If any term or other provision of this Agreement is invalid, illegal or in capable of being en forced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon any determination that any term or other provision is invalid, illegal or in capable of being enforced, the Parties to this Agreement shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

5.2	Enurement

This Agreement shall be binding upon and enure to the benefit of the Parties to this Agreement and, from time to time, their respective successors and assigns, or permitted assigns, as provided under Section 5.4.

5.3	Successor

(1)	Subject to Section 5.3(3), the Corporation shall not consummate any transaction (whether by way of reconstruction, reorganization, plan of arrangement, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing person resulting therefrom unless:

(a)	such other person (the “Successor”), by operation of law, becomes bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) as are reasonably necessary or advisable to evidence the assumption by the Successor of liability for all amounts payable and property deliverable hereunder and the covenant of such Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of the Corporation under this Agreement; and

(b)	such transaction shall be upon such terms and conditions so as to substantially preserve and not impair in any material respect any of the rights, duties, powers and authorities of the other Parties hereunder.

(2)	Whenever the conditions of Section 5.3(1) have been duly observed and performed, if required by Section 5.3(1), the Successor and the other Parties hereto shall execute and deliver the supplemental agreements provided for herein above and thereupon the Successor shall possess and from time to time may exercise each and every right and power and shall be subject to each and every obligation of the Corporation under this Agreement in the name of the Corporation or otherwise and any act or proceeding under any provision of this Agreement required to be done or performed by the Corporation or any officer of the Corporation, may be done and performed with like force and effect by the directors or officers of such Successor.

(3)	Nothing herein shall be construed as preventing the merger or similar transaction of any wholly-owned direct or indirect subsidiary entity of the Corporation with or into the Corporation or the winding-up, liquidation or dissolution of any wholly-owned subsidiary entity of the Corporation provided that all of the assets of such subsidiary entity are transferred to the Corporation or another wholly-owned direct or indirect subsidiary entity of the Corporation.

5.4	Assignment

This Agreement may not be assigned by the Holders of Registrable Securities without the written consent of the Corporation, provided that a Holder of Registrable Securities may assign this Agreement, in whole or in part, upon notice to the Corporation to any Person that acquire Registrable Securities from such Holder without the consent of the Corporation; and, upon such transferee executing an instrument in writing agreeing to be bound by this Agreement, such transferee shall be entitled to its benefit and be bound by all of its terms as if it were an original signatory hereto, provided, for greater certainty, that the Board nomination rights set forth in Article 4 shall may not be assigned by CDPQ and that no transferee shall become entitled to such rights. This Agreement may not be assigned by the Corporation without the written consent of the Holders of Registrable Securities.

5.5	Amendments, Modifications, etc.

This Agreement may not be amended or modified, or any provision hereof waived, except by an agreement in writing executed by all the Parties.

5.6	Termination

This Agreement shall come into force and effect as of the date set out on the first page of this Agreement and shall continue in force until the earlier of:

(a)	the date on which this Agreement is terminated by the mutual consents of the Parties; and

(b)	the date on which a Holder beneficially owns or exercises control or direction over less than 15% of the outstanding Shares, but only in respect of such Holder;

provided that in all cases the provisions of Section 2.6, Article 3, and this Article 5 shall survive termination of this Agreement and shall remain in full force and effect.

5.7	Further Assurances

The Parties shall, from time to time, execute, deliver or cause to be executed or delivered all further documents as may be required or necessary for the purposes of giving effect to this Agreement.

5.8	Notices

All notices and other communications under this agreement shall be in writing and shall be deemed to have been given if delivered personally to the Parties at the following addresses (or at any other address for the Party as is specified in like notice):

(a)	if to the Corporation:

CGI Group Inc.

1130 Sherbrooke Street West

7th Floor

Montréal, QC H3A 2M8

Attention:	R. David Anderson, Executive Vice President and Chief Financial Officer

With a copy to:

Fasken Martineau LLP

The Stock Exchange Tower

P.O. Box 242, Suite 3700

Montréal, QC H4Z 1E9

Attention:	Robert Paré and Michel Boislard

(b)	if to the Existing Investors:

Caisse de dépôt et placement du Québec

1000 Place Jean-Paul Riopelle

Montréal, QC H2Z 2B3

Attention:	Normand Provost, First Vice-President, Private Placement and Chief Operating Officer and Alain Tremblay, Investment Manager, Manufacturing

With a copy to:

Stikeman Elliott LLP

1155 René-Lévesque Boulevard West

40th Floor

Montréal, QC H3B 3V2

Attention:	Jean Marc Huot and Pierre-Yves Leduc

Any notice or other communication given personally shall be deemed to have been given and received upon delivery unless that day is not a Business Day in which case it shall be deemed to have been given and received upon the immediately following Business Day.

5.9	Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. Counterparts may be executed either in original or faxed form and the Parties adopt any signatures received by a receiving fax machine as original signatures of the Parties; provided, however, that any Party providing its signature in such manner shall promptly forward to the other Parties an original of the signed copy of this Agreement which was so faxed.

5.10	Governing Law

This Agreement shall be construed and en forced in accordance with the laws in force in the Province of Québec.

5.11	Attornment

Each of the Parties agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of Québec, waives any objection which it may have now or later to the venue of that action or proceeding, irrevocably submits to the jurisdiction of those courts in that action or proceeding, agrees to be bound by any judgement of those courts and agrees not to seek, and hereby waives, any review of the merits of any judgement by the court of any other jurisdiction and hereby appoints the Corporation at its principal office in the Province of Québec as attorney for service of process.

5.12	Remedies

Each Party acknowledges that its failure to observe or perform its covenants and agreements herein contained shall result in damages to another Party which could not be adequately compensated for by a monetary award and accordingly each Party hereto agrees that in addition to all other remedies available to a party at law or in equity in the event another Party fails to observe or perform its covenants herein, a Party shall be entitled as a matter of right to apply to a court of competent jurisdiction for such relief by way of restraining order, injunction, decree of specific performance or otherwise, as may be appropriate to ensure compliance by each Party with this Agreement.

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IN WITNESS WHEREOF the Parties hereto have caused this Agreement to be duly executed as of the date first written above.

CGI GROUP INC.

Name: Michael E. Roach
Title: President and Chief Executive Officer

Name: R. David Anderson
Title: Executive Vice President and Chief Financial Officer

CAISSE DE DÉPOT ET PLACEMENT DU QUÉBEC

Name: Marie Giguère
Title: Executive Vice-President, Legal Affairs and Secretariat

Name: Robert Côté
Title: Vice President, Legal Affairs, Private Equity

SCHEDULE “A”

REGISTRATION PROCEDURES

(1)	Registration Procedures

In connection with the Corporation’s registration obligations pursuant to this Agreement, the Corporation shall use its commercially reasonable efforts to effect the qualification for the offer and sale or other disposition or Distribution of Registrable Securities of any Holder (the “Selling Persons”), and pursuant thereof the Corporation shall as expeditiously as possible:

(b)	prepare and file with the applicable Canadian securities authorities (collectively, the “Securities Regulators”) a preliminary Prospectus and Prospectus relating to the applicable Demand Registration or Piggy-Back Registration including all exhibits and financial statements required by the Securities Regulators to be filed therewith, and use its commercially reasonable efforts to cause such preliminary Prospectus and Prospectus to be receipted; provided, that the Corporation shall furnish to each Selling Person and the managing underwriters, if any, copies of such preliminary Prospectus and Prospectus and any amendments or supplements in the from filed with the Securities Regulators, simultaneously with the filing of such preliminary Prospectus and Prospectus, amendments or supplements;

(c)	prepare and file with the Securities Regulators such amendments to the preliminary Prospectus and Prospectus as may be necessary to complete the Distribution of all such Registrable Securities and as required under the Securities Act or under any applicable provisions of Securities Laws;

(d)	allow the Selling Persons, each of the managing underwriters, if any, and their respective representatives to:

(i)	fully participate in the preparation of the preliminary Prospectus and Prospectus relating to the applicable Demand Registration or Piggy-Back Registration including all exhibits and financial statements required by the Securities Regulators to be filed therewith; and

(ii)	conduct reasonable due diligence on the Corporation in order to enable such Persons to execute any certificate required to be executed by them under applicable Securities Laws, and, without limiting the generality of the foregoing, make available its senior management and use its commercially reasonable efforts to make available its auditors and its legal counsel to answer any questions in one or more due diligence sessions;

(e)	notify the Selling Persons and the managing underwriters, if any, and (if requested) confirm such advice in writing, as soon as practicable after notice thereof is received by the Corporation (i) when the preliminary Prospectus and Prospectus or any amendment thereto has been filed or been receipted, and, to furnish such Selling Persons and managing underwriters with copies thereof, (ii) of any request by the Securities Regulators for amendments to the preliminary Prospectus, the Prospectus or for additional information, (iii) of the issuance by the Securities Regulators of any stop order or cease trade order relating to the Prospectus or any order preventing or suspending the use of any preliminary Prospectus or Prospectus or the initiation or threatening for any proceedings for such purposes, and (iv) of the receipt by the Corporation of any notification with respect to the suspension of the qualification of the Registrable Securities for offering or sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose;

(f)	promptly notify the Selling Persons and the managing underwriters, if any, at any time during the period of effectiveness set forth in Section (1)(b) of this Schedule, when the Corporation becomes aware of the happening of any event as a result of which the preliminary Prospectus or the Prospectus contains any untrue statement of a material fact or omits to state a material fact necessary to make the statement therein (in the case of the preliminary Prospectus or Prospectus in light of the circumstances under which they were made) when such preliminary Prospectus or the Prospectus was delivered not misleading or, if for any other reason it shall be necessary during such time period to amend or supplement the preliminary Prospectus or the Prospectus in order to comply with Securities Laws and, in either case as promptly as practicable thereafter, prepare and file with the Securities Regulators, and furnish without charge to the Selling Persons and the managing underwriters, if any, a supplement or amendment to such preliminary Prospectus or Prospectus which shall correct such statement or omission or effect such compliance;

(g)	make every commercially reasonable effort to obtain the withdrawal of any stop order, cease trade order or other order suspending the use of any preliminary Prospectus or Prospectus or suspending any qualification of the Registrable Securities covered by the Prospectus;

(h)	furnish to each Selling Person and each managing underwriter, without charge, one executed copy and as many conformed copies as they may reasonably request, of the Prospectus and any amendment thereto, including financial statements and schedules, all documents incorporated therein by reference, and provide Selling Persons and their counsel with an opportunity to review, and provide comments to the Corporation on the Prospectus;

(i)	deliver to each Selling Person and the underwriters, if any, without charge, as many copies of the preliminary Prospectus and the Prospectus and any amendment or supplement thereto as such Persons may reasonably request (it being understood that the Corporation consents to the use of the preliminary Prospectus and the Prospectus or any amendment thereto by each of the Selling Persons and the underwriters, if any, in connection with the offering and sale of the Registrable Securities covered by the preliminary Prospectus and the Prospectus or any amendment or supplement thereto) and such other documents as such Selling Person may reasonably request in order to facilitate the disposition of the Registrable Securities by such Person;

(j)	on or prior to the date on which a receipt is issued for the Prospectus by the applicable Securities Regulators, use its commercially reasonable efforts to qualify, and cooperate with the Selling Persons, the managing underwriter or agent, if any, and their respective counsel in connection with the qualification of such Registrable Securities for offer and sale under the Securities Laws of each province and other jurisdiction of Canada as any such Person, underwriter or agent reasonably requests in writing provided that the Corporation shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to take any action which would subject it to general service of process in any such jurisdiction where it is not then so subject;

(k)	in connection with any underwritten offering, enter into customary agreements, including an underwriting agreement on normal market terms;

(l)	as promptly as practicable after filing with the Securities Regulators any document which is incorporated by reference into the Prospectus, provide copies of such document to counsel for the Selling Persons and to the managing underwriters, if any; and

(m)	use its commercially reasonable efforts to obtain a customary legal opinion addressed to the Selling Persons.

(2)	Holders’ Obligations

The Corporation may require each Selling Person as to which any registration is being effected hereunder to furnish to the Corporation such information regarding the Distribution of such Registrable Securities and such other information relating to such Person and its ownership of Shares as the Corporation may from time to time reasonably request in writing. Each such Person agrees to furnish such information to the Corporation and to cooperate with the Corporation as necessary to enable the Corporation to comply with the provisions of this Agreement. Such Selling Persons shall notify the Corporation immediately upon the occurrence of any event as a result of which any of the aforesaid Prospectuses includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they are made.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)

Date: August 21, 2012	By	/s/ Benoit Dubé
	Name:	Benoit Dubé
	Title:	Executive Vice-President and Chief Legal Officer